OMV Investor News

OMV Aktiengesellschaft



September 21, 2010





OMV to acquire PETRONAS' operations in Pakistan

- **Sale and Purchase Agreement signed to acquire PETRONAS' oil and gas exploration and production interests in Pakistan by a corporate acquisition**
- **Acquisition will further strengthen OMV's position as the biggest foreign gas producer in the country with an expected increase in production in Pakistan to approximately 25,000 boe/d by 2014**
- **Transaction in line with the Company's 3plus strategy**

OMV, the leading energy Group in the European growth belt, has signed a Sale and Purchase Agreement with PETRONAS International Corporation Limited (PETRONAS) on September 20, 2010 to acquire PETRONAS' oil and gas exploration and production interests in Pakistan. These include the Mubarak, Mehar and Daphro exploration licenses and the Mehar and Mubarak development and production leases. PETRONAS International Corporation Limited is a subsidiary of Malaysia's national oil company PETRONAS. This proposed ownership change will be subject to the fulfilment of certain conditions precedent, in particular approval by the Government of Pakistan. The closing of the deal is expected to take place within the next few months. PETRONAS and OMV have decided not to disclose any further details of this acquisition.

Jaap Huijskes, OMV Executive Board member, responsible for Exploration and Production: "This corporate acquisition will expand OMV's existing asset base and is a step towards reaching a critical mass in production in Pakistan. The acquired portfolio has strong growth potential and will put OMV in a position to significantly support the company's long-term strategy goals."

For OMV, this transaction is in line with its corporate 3plus strategy to further grow within its exploration and production core regions such as the Middle East. OMV will further invest in Pakistan to ensure its position as the biggest foreign gas producer in the country.

Balanced International E&P portfolio
OMV holds a balanced international E&P portfolio in 16 countries structured around six core regions, namely CEE, North Africa, Northwestern Europe, the Middle East, Australia/New Zealand and Caspian Region. OMV's daily production is approximately 318,000 boe/d and the Company's proven reserves at the end of 2009 were approximately 1.19 bn boe.


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Background information:

OMV in Pakistan

OMV (PAKISTAN) Exploration GmbH is a 100% subsidiary of OMV Aktiengesellschaft and has been active in Pakistan since 1991. The activities of OMV are currently concentrated in the Middle Indus Region, where OMV has established itself in a strong position as an operator, but is also expanding in other areas of the country.

Currently, OMV has interests in a total of nine blocks: seven are exploration licenses and two are development and production licenses in the Middle Indus Basin. OMV's current production in Pakistan amounts to approximately 14,000 boe/d.

OMV Aktiengesellschaft

With Group sales of EUR 17.92 bn, a workforce of 34,676 employees in 2009, and a current market capitalization of approximately EUR 8 bn, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. With oil and gas reserves of approximately 1.2 bn boe, a production of around 317,000 boe/d in 2009 and an annual refining capacity of 25.8 mn t, OMV is the largest energy group in Central and Southeastern Europe. As of year-end 2009, OMV had 2,433 filling stations in 13 countries, resulting in a market share of 20% of the Group in the Refining and Marketing (R&M) business segment in the Danube Region. In Exploration and Production (E&P), OMV is active in 16 countries in six core regions. OMV sells approximately 13 bcm of gas per year. Via Baumgarten, one of the most important turntables for gas in Europe, approximately 75 bcm gas is transported annually. OMV's gas trading platform, the Central European Gas Hub, is amongst the three largest hubs in Europe. As of year-end 2009, OMV held a 36% stake in Borealis AG, one of the world's leading producers of polyolefins. Other important holdings are: 51% of Petrom S.A., in total 59% of EconGas GmbH and 45% of the refining network Bayernoil. OMV further strengthened its leading position in the European growth belt through the acquisition of 41.58% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV

Angelika Altendorfer-Zwerenz, Investor Relations
Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com

Michaela Huber, Press
Tel. +43 (1) 40 440-21661; e-mail: media.relations@omv.com
Internet Homepage: www.omv.com

Next result announcement **January–September and Q3 2010** on November 10, 2010



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